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17017987

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOEWEN, ONDAATJE, McCUTCHEON USA Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

148 YORKVILLE AVENUE
(No. and Street)

TORONTO (City) ONTARIO, CANADA (State) M5R-1C2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS G. MITCHELL 610-256-3420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW GROUP, LLP
(Name – *if individual, state last, first, middle name*)

400 OLD FORGE LANE - SUITE 401 (Address) KENNETT SQUARE (City) PA (State) 19348 (Zip Code)

SEC / TM 2017 JUN 21 AM 8:01

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FRANCIS G. MITCHELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOEWEN, ONDAATJE, McCUTCHEON USA Ltd, as of MARCH 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CHAIRMAN

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA


NOTARIAL SEAL
KEVIN MICHAEL GLATZ, NOTARY PUBLIC
RADNOR TWP, DELAWARE COUNTY
MY COMMISSION EXPIRES JUNE 13, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEWEN, ONDAATJE, McCUTCHEON USA LTD.

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2017

Assets

Cash and cash equivalents	$	8,337
Deposit with carrying broker		307
Prepaid expenses and other assets		223
Receivable from stockholder		5,042
Total assets	$	13,909

Liabilities and Stockholder's Equity (Deficit)

Liabilities:		
Due to stockholder	$	857
Total Liabilities	$	857
Stockholder's equity:		
Capital stock		600,000
Additional paid-in capital		1,895,726
Retained earnings (deficit)		(2,482,674)
Total stockholder's equity (deficit)	$	13,052
Total liabilities and stockholder's equity (deficit)	$	13,909

The accompanying notes are an integral part of these financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Loewen, Ondaatje, McCutcheon, USA Limited

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon, USA Limited as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Loewen, Ondaatje, McCutcheon, USA Limited's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not fo the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reportg. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial poson presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Loewen, Ondaatje, McCutcheon, USA Limited as of March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

RW Group, LLC
Kennett Square, Pennsylvania
June 15, 2017